Filed by Goldman Sachs ETF Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Goldman Sachs Trust (File Nos. 811-05349 and 033-17619)

GOLDMAN SACHS TRUST

Goldman Sachs Multi-Sector Fixed Income Funds

Class A, Class C, Institutional, Service, Investor, Class R, Class R6 and Class P Shares, as applicable, of the

Goldman Sachs Bond Fund

Goldman Sachs Income Fund

Supplement dated April 24, 2026 to the

Prospectuses, Summary Prospectuses and Statement of Additional Information (“SAI”),

each dated July 29, 2025, as supplemented to date

The Board of Trustees of the Goldman Sachs Trust (the “Board”) has approved Agreements and Plans of Reorganization (each, a “Plan” and together, the “Plans”), which contemplate the conversion of each of the Goldman Sachs Bond Fund and Goldman Sachs Income Fund (each, an “Acquired Fund,” and together, the “Acquired Funds”) with and into the Goldman Sachs Core Plus Bond ETF and Goldman Sachs Income ETF, respectively, (each, an “Acquiring Fund,” and together, the “Acquiring Funds,” and collectively with the Acquired Funds, the “Funds”). Each Acquiring Fund is a newly-created shell series of the Goldman Sachs ETF Trust and will operate as an exchange-traded fund (“ETF”). Each Acquiring Fund will be managed in a substantially similar manner to its corresponding Acquired Fund. The reorganizations were recommended by the Funds’ investment adviser, Goldman Sachs Asset Management, L.P. (the “Investment Adviser”), because it believes the investment strategy of each Acquired Fund would be better positioned in an ETF format. The Board of Trustees of the Goldman Sachs ETF Trust also approved the reorganizations. The reorganizations are expected to close on or about August 7, 2026, or on such other date as the parties to the reorganizations shall agree (the “Closing Date”).

Under the terms of each Plan, an Acquired Fund will transfer all of its assets to its corresponding Acquiring Fund and the Acquiring Fund will assume all of the liabilities of the Acquired Fund. Subsequently, each Acquired Fund will be liquidated and shareholders of the Acquired Fund will receive shares of its corresponding Acquiring Fund (an ETF) that are equal in aggregate net asset value (“NAV”) to the shares of the Acquired Fund held on the Closing Date (except for certain shareholders discussed below). For any fractional shares of the Acquired Fund owned by a shareholder, such shareholder shall receive a cash payment in lieu of fractional shares of its corresponding Acquiring Fund, which cash payment may be taxable.

Importantly, in order to receive shares of an Acquiring Fund as part of a reorganization, Acquired Fund shareholders must hold their shares of the Acquired Fund through a brokerage account eligible to hold and trade shares of an ETF as of the Closing Date for such shareholder.

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Shareholders holding shares in an account directly with the transfer agent for the Acquired Funds (“Transfer Agent”) should call a financial intermediary to discuss the process of transferring shares to a brokerage account that permits investment in ETF shares.

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Shareholders holding shares in a brokerage account that does not permit investment in ETF shares should contact their financial intermediary to establish a brokerage account that permits investment in ETF shares.

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Shareholders holding shares through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of an ETF on its platform may need to redeem their shares or have their shares transferred to another investment option before the reorganizations. These shareholders should contact their plan sponsor or other applicable financial intermediary.

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Shareholders holding shares in an account directly with the Funds’ Transfer Agent and who do not take action prior to the reorganizations will be converted to cash and the cash proceeds will be sent to such shareholder (“Cash-Out Shareholder”), except with respect to fund direct IRA shareholders as discussed above. The conversion of Acquired Fund shares to cash will likely be a taxable event for Cash-Out Shareholders who hold their shares in a taxable account.

⬛	No further action is required for Acquired Fund shareholders that hold shares of an Acquired Fund through a brokerage account that can hold shares of an ETF.

Acquired Fund shareholders who do not hold their shares of the applicable Acquired Fund through a brokerage account that can accept Acquiring Fund shares as of the Closing Date (except with respect to fund direct IRA shareholders as discussed above)(“Cash-Out Shareholders”) will have their investments in the Acquired Fund liquidated and will receive cash equal to the net asset value of their Acquired Fund shares. The conversion of Acquired Fund shares to cash will likely be a taxable event for Cash-Out Shareholders who hold their shares in a taxable account.

The Board, after careful consideration, unanimously approved each Plan. After considering the recommendation of the Investment Adviser, the Board concluded that: (i) the reorganizations are in the best interests of each Acquired Fund; and (ii) the interests of the shareholders of each Acquired Fund will not be diluted as a result of a reorganization. Completion of each reorganization is subject to a number of conditions, but shareholders of an Acquired Fund are not required to approve a Plan. Existing Acquired Fund shareholders will receive a combined information statement/prospectus describing in detail both the proposed reorganizations and the applicable Acquiring Fund and summarizing the Board’s considerations in approving each Plan.

Each reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes, except with respect to cash received in lieu of fractional shares of an Acquiring Fund and cash to be delivered to Cash-Out Shareholders. Shareholders should contact their tax advisers concerning the tax consequences of the reorganizations.

Beginning on April 24, 2026: (i) no Contingent Deferred Sales Charge (“CDSC”) will be imposed on redemptions of Class A and Class C Shares of an Acquired Fund; (ii) no sales charge will be imposed on purchases of Class A Shares; and (iii) any current Letter of Intent under which Class A Shares were purchased will be considered completed. In addition, beginning on April 30, 2026, all distribution (Rule 12b-1), service and shareholder administration fees on all applicable share classes will be waived.

As of the close of business on May 26, 2026, each Acquired Fund will close to new shareholders. Existing shareholders of an Acquired Fund as of such date may continue to purchase shares of, or exchange into, the Acquired Fund until close of business on August 3, 2026. Additionally, existing shareholders of an Acquired Fund may continue to reinvest dividends and distributions, if any, into the Acquired Fund through the Closing Date. The final date to exchange out or redeem shares of an Acquired Fund will be August 6, 2026. These dates may change if the closing date of a reorganization changes. Any changes to a closing date of a reorganization will be communicated to shareholders.

In connection with the reorganizations, effective as of close of business on May 31, 2026, each Acquired Fund will declare and pay distributions from net investment income on a monthly basis. Prior to May 31, 2026, each Acquired Fund declares and pays distributions from net investment income on a daily basis and monthly basis, respectively.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the reorganizations in order to receive shares of an Acquiring Fund.

Q. How will a reorganization affect me as a shareholder? What do I need to do to prepare for the reorganizations?

A. If the applicable reorganization is consummated, you will cease to be a shareholder of your Acquired Fund. It is important for you to determine whether you hold your Acquired Fund shares in the type of account that can accommodate the receipt of the Acquiring Fund shares that will be received in a reorganization. If you hold your Acquired Fund shares in an account directly with the Acquired Fund at the Acquired Fund’s transfer agent or in a brokerage account with a financial intermediary that only allows you to hold mutual fund shares, you will need to set up a brokerage account that allows investment in ETF shares if you elect to participate in a reorganization.

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Accommodating Brokerage Accounts. If you hold your shares of the Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the reorganization, you will automatically become a shareholder of the Acquiring Fund. No further action is required. As described in more detail above, upon completion of the reorganization, you will receive shares of the Acquiring Fund having an aggregate NAV equal to the aggregate NAV of the shares of the Acquired Fund you owned on the Closing Date of the reorganization. Shares of the Acquiring Fund are not issued in fractional shares. As a result, cash will be paid to shareholders in lieu of fractional shares, which may be taxable.

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Non-Accommodating Brokerage Accounts. If your shares are held in an account that cannot accept ETF shares, you will need to contact your financial intermediary to set up a brokerage account that permits investment in ETF shares. If such a change is not made before the applicable reorganization, you may not receive shares of an Acquiring Fund as part of a reorganization. Instead, your investment will be liquidated and you may receive cash equal in value to the NAV of your Acquired Fund shares. The liquidation of your investment may be a taxable event for shareholders who hold their shares in a taxable account.

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Non-Accommodating Retirement Accounts. If you hold your Acquired Fund shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable reorganization or your financial intermediary may transfer your investment in your Acquired Fund to a different investment option prior to the reorganization.

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Fund Direct Accounts. If you hold your Acquired Fund shares in an account directly with the Acquired Fund at its transfer agent (a “fund direct account”), you should transfer your shares of the Acquired Fund to a brokerage account that can accept shares of the applicable Acquiring Fund prior to the reorganization. Transferring your shares from a fund direct account to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with your Acquired Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept shares of an ETF, such as the applicable Acquiring Fund. If you do not have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of the quarterly statement from your Acquired Fund. Your broker will require your account number with your Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

If such a change is not made before the applicable reorganization, you will not receive shares of an Acquiring Fund as part of a reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Acquired Fund shares. This will likely be a taxable event for shareholders who hold their shares in a taxable account.

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Fund Direct IRA. If you hold your Acquired Fund shares through a fund direct IRA and do not take action to transfer your investment in your Acquired Fund to a different investment option or to transfer your investment to a brokerage IRA account that can accept shares of the Acquiring Fund prior to the applicable reorganization, your Acquired Fund shares will be exchanged for the equivalent share class of Goldman Sachs Financial Square Government Fund equal in value to the NAV of your Acquired Fund shares.

In some cases, the return of cash or the transfer of your investment may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Different tax considerations apply to you if you hold your Acquired Fund shares through a fund direct IRA and exchange your Acquired Fund shares for the equivalent share class of Goldman Sachs Financial Square Government Fund. For more information on the impact that the reorganization will have on you and your investments, or if you are unsure about the ability of your account to accept shares of the Acquiring Fund, please contact your financial advisor or other financial intermediary.

No action on the part of the Acquired Funds or their shareholders is required for shareholders that hold shares of an Acquired Fund through a brokerage account that can hold shares of the applicable Acquiring Fund.

After the reorganization, individual shares of an Acquiring Fund may only be purchased and sold in the secondary market. Shares of the Acquiring Funds will be listed on NYSE Arca, Inc. Shares of the Acquiring Funds may also be traded on other national securities exchanges, electronic crossing networks, and other alternative trading systems. Should you decide to purchase or sell shares of an Acquiring Fund after a reorganization, you will need to place a trade through a broker who will execute your trade in the secondary market at prevailing market prices. Because an Acquiring Fund’s shares will trade at market prices rather than at NAV, the Acquiring Fund’s shares may trade at a price less than (discount) or greater than (premium) the Acquiring Fund’s NAV. As with all transactions for ETFs, your broker may charge a commission for purchase and sale transactions.

Q. What if I do not want to own shares of the applicable Acquiring Fund?

A. If you do not want to receive shares of the applicable Acquiring Fund in connection with the reorganizations, you can exchange your Acquired Fund shares for shares of another Goldman Sachs mutual fund that is not participating in a reorganization or redeem your Acquired Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Acquired Fund shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your shares or exchange them into another Goldman Sachs mutual fund prior to the reorganization is August 6, 2026.

In connection with the reorganizations discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the reorganizations. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at no charge by calling: 1-800-526-7384 or on the Funds’ website (am.gs.com).

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

This Supplement should be retained with your Prospectuses, Summary Prospectuses and SAI for future reference.